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                                                              EXHIBIT (a)(5)(A)

Hooker Furniture Corporation                      P. O. Box 4708
                                                  Martinsville, Virginia 24115
                                                  Phone (540) 632-0459
                                                  Fax (540) 632-0026

Press Release

Contact: E. Larry Ryder                           FOR IMMEDIATE RELEASE
Phone: (540) 656-3314                             10 AM EDT August 9, 2000


  HOOKER FURNITURE CORPORATION ANNOUNCES OFFER BY ESOP TRUST TO PURCHASE UP TO
                   1,800,000 SHARES OF HOOKER'S COMMON STOCK


MARTINSVILLE, VIRGINIA (August 9, 2000): HOOKER FURNITURE CORPORATION (Hooker) announced today that the Hooker Furniture Corporation Employee Stock Ownership Plan Trust (the ESOP Trust) today commenced a tender offer for up to 1,800,000 shares of Hooker's common stock, representing 23.6% of its 7,617,298 outstanding shares, for $12.50 per share, or a total of approximately $22.5 million if the maximum number of shares is purchased.

The tender offer will expire at 5:00 p.m., New York City time, on Friday, September 8, 2000, unless extended.

The tender offer is being made to all of Hooker's shareholders, excluding shares held by the ESOP Trust on behalf of plan participants. The offer is subject to the condition, among others, that the number of shares tendered, when combined with shares already held by the ESOP Trust, equal at least 30% of Hooker's issued and outstanding shares. As of the date of this release, approximately 1,720,920 shares would need to be tendered to satisfy this condition. If more than 1,800,000 shares are tendered prior to the expiration of the tender offer, the ESOP Trust will purchase shares on a pro rata basis (based upon the number of shares tendered).

The tender offer has been structured to enable eligible shareholders to defer paying federal capital gains taxes on gains from the tender of their shares if and to the extent such shareholders satisfy the conditions of Section 1042 of the Internal Revenue Code of 1986, as amended.

The ESOP Trust holds the assets of the Hooker Furniture Corporation Employee Stock Ownership Plan (the ESOP). The ESOP is a tax-qualified retirement plan that provides retirement benefits to eligible Hooker employees. The shares that the ESOP Trust purchases in the tender offer will be allocated to the individual accounts of eligible ESOP participants in future years as the ESOP Trust pays down the loan that Hooker will make to the ESOP Trust to enable the ESOP Trust to purchase shares in the tender offer.

"We believe this is a very positive move for all parties concerned," said Paul Toms Jr., president and chief operating officer of Hooker Furniture. For our
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selling shareholders it provides a window of opportunity to sell their shares at a price that is above recent selling prices. Also, there are significant personal tax advantages for those who choose to take advantage of them. For our employees, it represents a major increase in benefits and increases significantly their ownership in Hooker at no cost to them. The company benefits in motivating the workforce through ownership, and keeping and attracting the kind of people that have made this company what it is today."

Copies of the offer to purchase, the letter of transmittal and other tender offer documents can be obtained for free by calling the information agent, Corporate Investor Communications, Inc., at (888) 512-3273. Shareholders will also be able to obtain the offer to purchase and related materials for free at the SEC's website at www.sec.gov.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Hooker's common stock. The solicitation of offers to buy Hooker's common stock are only being made pursuant to the tender offer documents described above, which the ESOP Trust is sending out to Hooker's shareholders. Shareholders should read those materials carefully prior to making any decisions with respect to the tender offer because they will contain important information, including the various terms and conditions of the offer.

Hooker's board of directors has approved the tender offer. However, neither the ESOP Trust nor Hooker's board of directors is making any recommendation to shareholders as to whether to tender or refrain from tendering their shares. Shareholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender.

Hooker Furniture Corporation is a leading manufacturer of wood furniture selling in the upper-medium price range of the residential market. Manufacturing facilities are located in Martinsville and Roanoke, VA, and Kernersville, Pleasant Garden, and Maiden, NC.

Certain statements made in this release are not based on historical facts, but are forward-looking statements relating to the consummation of future transactions. These statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. The consummation of these transactions is subject to a number of significant conditions. These statements reflect Hooker's reasonable judgment with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.